Synopsys and SMIC Team to Deliver Proven SoC Design Solution for 65-nm to 40-nm Process Nodes

Shanghai  [2010-11-15]

Joint Solution Enables Amlogic to Meet Aggressive Performance and Time-to-Market Goals

MOUNTAIN VIEW, Calif. and SHANGHAI, China, November 15, 2010— Synopsys, Inc. (Nasdaq: SNPS), a world leader in software and IP for semiconductor design, verification and manufacturing, and Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981), today announced that they have delivered a comprehensive solution for system-on-chip (SoC) design for SMIC’s advanced 65-nanometer (nm) process. The solution integrates Synopsys’ broad DesignWare? interface and analog IP portfolio, plus other foundation IP with Synopsys’ Galaxy? Implementation Platform, in a tuned reference flow. The companies have also begun work on their 40-nm design solution. Based on collaboration agreements for 65-nm and 40-nm, SMIC has selected Synopsys as the primary supplier for design implementation software and IP solutions consisting of digital controllers, PHYs and analog IP.
Amlogic, a fabless supplier of video, audio and image processing chips, leveraged the combined benefits of the SMIC and Synopsys solution to meet their aggressive performance, power and schedule goals for their complex, leading-edge 18-million gate portable media SoC. In this product tapeout, Amlogic took full advantage of productivity capabilities within the Galaxy Implementation platform, such as IC Compiler’s Multi-Corner Multi-Mode (MCMM) optimization and ECO timing fixing to speed their design cycle. Amlogic also utilized Synopsys’ high-quality, proven DesignWare interface and analog IP solutions, optimized for SMIC’s low power 65LL process, to meet Amlogic’s performance and integration goals while ensuring product success.
“Amlogic’s newest AML8726-M multimedia SoC combines our proprietary HD multimedia processing engine with ARM? Cortex? A-9, setting a new standard for high-performance multimedia SoCs. The AML8726-M provides a good balance between power, performance and cost, while supporting advanced mobile media capabilities from Android 2.2 to 1080P video decoding, 1080P HDMI output to HDTV, web browsing with HTML5, and Flash 10.1,” said Mike Yip, vice president of engineering at Amlogic. “Synopsys and SMIC have enabled us to tape out our design with precisely what we needed: proven on-chip interface and mixed signal IP that lower the total systems bill of materials cost for our OEM/ODM customers, plus ample chip-level performance for the most demanding multimedia applications.”
“We selected Synopsys to collaborate with us to deliver our solution for 65-nanometer and 40-nanometer SoC design,” said Chris Chi, senior vice president and chief business officer at SMIC. “Our Design Services team counts on the Galaxy Implementation Platform’s productivity and quality of results when we’re helping our end-customers with their complex designs. We’ve had a long history of successful DesignWare PHY and analog IP development with Synopsys for SMIC’s 180-nm to 65-nm process technologies. I am confident that these experiences and further innovation will ensure the same success at 40-nm.
“We have collaborated with SMIC to deliver a comprehensive design solution to enable companies to quickly and productively create SoCs that take full advantage of SMIC’s latest process technologies,” said John Chilton, senior vice president of marketing and strategic development at Synopsys. “The success of our mutual customers, like Amlogic, demonstrates the value of our early and deep collaboration.”
Availability
The Synopsys Galaxy Implementation Platform is available immediately from Synopsys. Selected DesignWare IP for the SMIC 65LL process is available today. SMIC 65-nm and 40-nm process and enabled PDKs are available via SMIC.

About Amlogic
Amlogic is a leading fabless system-on-chip (SoC) company that provides open platform solutions for HD multimedia, 3D gaming and internet connected consumer applications including tablets, digital TV, set-top box, IP-STB, digital photo frame and MID. Amlogic has combined its proprietary HD multimedia processing engine and systems IP with industry-leading CPU and graphics processor technology to produce semiconductor (IC) solutions for leading OEM and ODM brand customers in the world. Amlogic provides a total integrated solution to its customers so that they can bring compelling products to consumers in fast time to market. By providing SoC solutions with high-level of system integration, Amlogic enables its customers to quickly produce connected CE products that can reach a good balance between advance feature performance, power consumption and cost. The company is headquartered in Santa Clara, California, with offices in Shanghai, Shenzhen, Beijing and Hong Kong.
Visit Amlogic online at http://www.amlogic.com/.
About SMIC
Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 45/40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, a 200mm fab under construction in Shenzhen, and an in-house assembly and testing facility in Chengdu. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.
For more information, please visit www.smics.com
Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)
This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements regarding the expected benefits of the cooperation, are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its annual report on 20-F filed with the SEC on June 29, 2010, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that SMIC may file with the SEC or The Hong Kong Stock Exchange Limited (“SEHK”) from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.
For more information, please contact:
Mr. Peter Lin
Public Relations
Tel: +86-21-3861-0000 x12349
Email: Peter—LHH@smics.com
Ms Angela Miao
Public Relations
Tel: +86-21-3861-0000 x10088
Email: Angela—Miao@smics.com

About Synopsys
Synopsys, Inc. (Nasdaq: SNPS) is a world leader in electronic design automation (EDA), supplying the global electronics market with the software, intellectual property (IP) and services used in semiconductor design, verification and manufacturing. Synopsys’ comprehensive, integrated portfolio of implementation, verification, IP, manufacturing and field-programmable gate array (FPGA) solutions helps address the key challenges designers and manufacturers face today, such as power and yield management, system-to-silicon verification and time-to-results. These technology-leading solutions help give Synopsys customers a competitive edge in bringing the best products to market quickly while reducing costs and schedule risk. Synopsys is headquartered in Mountain View, California, and has approximately 70 offices located throughout North America, Europe, Japan, Asia and India. Visit Synopsys online at http://www.synopsys.com/.
Contacts:
Sheryl Gulizia
Synopsys, Inc.
650-584-8635
sgulizia@synopsys.com

Lisa Gillette-Martin
MCA, Inc.
650-968-8900 ext. 115
lgmartin@mcapr.com